SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Name of Issuer)

Limited Partnership Units
(Title of Class of Securities)

629422106
(CUSIP Number)

J.D. Nichols 600 North Hurstbourne Parkway Louisville, Kentucky 40222 (502) 426-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

August 31, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [     ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629422106

1)	Names of Reporting Persons
J.D. Nichols

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)
PF, OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
0

(8) Shared Voting Power
6,133,396

(9) Sole Dispositive Power
0

(10) Shared Dispositive Power
6,847,887

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
6,847,8871

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13)	Percent of Class Reported by Amount in Row (11)
61.7%2

14)	Type of Reporting Person (See Instructions)
IN/HC

1	The number of units reported as beneficially owned is as of August 31, 2012. Includes 714,491 units directly beneficially owned by NTS Realty Partners, LLC, which do not have any voting rights.
2	The percentage is calculated based on a total of 11,095,274 of the Issuer’s limited partnership units outstanding as of August 31, 2012.

i

CUSIP No. 629422106

1)	Names of Reporting Persons
NTS Realty Partners, LLC

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)
WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization
State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
0

(8) Shared Voting Power
0

(9) Sole Dispositive Power
0

(10) Shared Dispositive Power
714,491

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
714,4911

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13)	Percent of Class Reported by Amount in Row (11)
6.4%2

14)	Type of Reporting Person (See Instructions)
OO

1	The number of units reported as beneficially owned is as of August 31, 2012. The units beneficially owned by NTS Realty Partners, LLC do not have any voting rights.
2	The percentage is calculated based on a total of 11,095,274 of the Issuer’s limited partnership units outstanding as of August 31, 2012.

CUSIP No. 629422106

1)	Names of Reporting Persons
ORIG, LLC

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)
WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization
State of Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
0

(8) Shared Voting Power
5,411,501

(9) Sole Dispositive Power
0

(10) Shared Dispositive Power
5,411,501

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
5,411,5011

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13)	Percent of Class Reported by Amount in Row (11)
48.8%2

14)	Type of Reporting Person (See Instructions)
OO

1	The number of units reported as beneficially owned is as of August 31, 2012.
2	The percentage is calculated based on a total of 11,095,274 of the Issuer’s limited partnership units outstanding as of August 31, 2012.

CUSIP No. 629422106

1)	Names of Reporting Persons
Ocean Ridge Investments, Ltd.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)
WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization
State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
0

(8) Shared Voting Power
456,401

(9) Sole Dispositive Power
0

(10) Shared Dispositive Power
456,401

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
456,4011

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13)	Percent of Class Reported by Amount in Row (11)
4.1%2

14)	Type of Reporting Person (See Instructions)
PN

1	The number of units reported as beneficially owned is as of August 31, 2012.
2	The percentage is calculated based on a total of 11,095,274 of the Issuer’s limited partnership units outstanding as of August 31, 2011.

CUSIP No. 629422106

1)	Names of Reporting Persons
BKK Financial, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)
WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization
State of Indiana

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
0

(8) Shared Voting Power
31,522

(9) Sole Dispositive Power
0

(10) Shared Dispositive Power
31,522

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
31,5221

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13)	Percent of Class Reported by Amount in Row (11)
0.3%2

14)	Type of Reporting Person (See Instructions)
CO

1	The number of units reported as beneficially owned is as of August 31, 2012.
2	The percentage is calculated based on a total of 11,095,274 of the Issuer’s limited partnership units outstanding as of August 31, 2012.

v

CUSIP No. 629422106

1)	Names of Reporting Persons
The J.D. Nichols Irrevocable Trust for My Daughters

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)
OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization
State of Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
0

(8) Shared Voting Power
81,479

(9) Sole Dispositive Power
0

(10) Shared Dispositive Power
81,479

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
81,4791

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13)	Percent of Class Reported by Amount in Row (11)
0.7%2

14)	Type of Reporting Person (See Instructions)
OO

1	The number of units reported as beneficially owned is as of August 31, 2012.
2	The percentage is calculated based on a total of 11,095,274 of the Issuer’s limited partnership units outstanding as of August 31, 2012.

CUSIP No. 629422106

1)	Names of Reporting Persons
The J.D. Nichols Irrevocable Trust for My Grandchildren

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)
OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization
State of Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
0

(8) Shared Voting Power
114,640

(9) Sole Dispositive Power
0

(10) Shared Dispositive Power
114,640

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
114,6401

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13)	Percent of Class Reported by Amount in Row (11)
1.0%2

14)	Type of Reporting Person (See Instructions)
OO

1	The number of units reported as beneficially owned is as of August 31, 2012.
2	The percentage is calculated based on a total of 11,095,274 of the Issuer’s limited partnership units outstanding as of August 31, 2012.

CUSIP No. 629422106

1)	Names of Reporting Persons
Kimberly Ann Nichols

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)
PF, OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
0

(8) Shared Voting Power
32,603

(9) Sole Dispositive Power
0

(10) Shared Dispositive Power
32,603

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
32,6031

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13)	Percent of Class Reported by Amount in Row (11)
0.3%2

14)	Type of Reporting Person (See Instructions)
IN

1	The number of units reported as beneficially owned is as of August 31, 2012.
2	The percentage is calculated based on a total of 11,095,274 of the Issuer’s limited partnership units outstanding as of August 31, 2012.

CUSIP No. 629422106

1)	Names of Reporting Persons
Zelma Nichols

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)
PF, OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
0

(8) Shared Voting Power
5,250

(9) Sole Dispositive Power
0

(10) Shared Dispositive Power
5,250

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
5,2501

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13)	Percent of Class Reported by Amount in Row (11)
0.1%2

14)	Type of Reporting Person (See Instructions)
IN

1	The number of units reported as beneficially owned is as of August 31, 2012.
2	The percentage is calculated based on a total of 11,095,274 of the Issuer’s limited partnership units outstanding as of August 31, 2012.

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the Limited Partnership Units (the “Units”) issued by NTS Realty Holdings Limited Partnership (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2011 (the “Initial Schedule”), as amended and supplemented by Amendment No. 1 filed on August 17, 2012 and Amendment No. 2 filed on August 31, 2012 (together with the Initial Schedule, the “Schedule 13D”) on behalf of the Reporting Persons.  The Reporting Persons are filing this Amendment No. 3 to correct certain dates set forth on the cover page of Amendment No. 2.  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.  All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 7.    Material to Be Filed as Exhibits

Item 7 of the 13D is hereby amended to add the following:

7.3    Amended and Restated Joint Filing Agreement dated September 12, 2012, among the Reporting Persons.

1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 12, 2012	J.D. NICHOLS

/s/ J.D. Nichols

Exhibit 7.3

AMENDED AND RESTATED JOINT FILING AGREEMENT

This Amended and Restated Joint Filing Agreement, dated as of September 12, 2012 among J.D. Nichols, Zelma Nichols, Kimberly Ann Nichols, NTS Realty Partners, LLC, ORIG, LLC, Ocean Ridge Investments, Ltd., BKK Financial, Inc., The J.D. Nichols Irrevocable Trust for My Daughters and the J.D. Nichols Irrevocable Trust for My Grandchildren (collectively, the “Parties”) amends and restates the Joint Filing Agreement among the Parties dated as of June 21, 2011.  Pursuant to Rule 13d-1(k) promulgated under the Securities Act of 1934, as amended, the Parties agree hereby that the Schedule 13D to which this Exhibit 7.3 is attached and any amendments thereto is filed jointly on behalf of each of them.

This agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all of which together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Amended and Restated Joint Filing Agreement.

Dated: September 12, 2012	J.D. NICHOLS

/s/ J.D. Nichols

Dated: September 12, 2012	ZELMA NICHOLS

/s/ Zelma Nichols

Dated: September 12, 2012	KIMBERLY ANN NICHOLS

/s/ Kimberly Ann Nichols

Dated: September 12, 2012	NTS REALTY PARTNERS, LLC

	By:	/s/ J.D. Nichols
	Name:	J.D. Nichols
	Title:	Manager

Dated: September 12, 2012	ORIG, LLC

	By:	/s/ J.D. Nichols
	Name:	J.D. Nichols
	Title:	Manager

Dated: September 12, 2012	OCEAN RIDGE INVESTMENTS, LTD

	By:	BKK Financial, Inc., its General Partner

	By:	/s/ J.D. Nichols
	Name:	J.D. Nichols
	Title:	Chairman of the Board

Dated: September 12, 2012	BKK Financial, Inc.

	By:	/s/ J.D. Nichols
	Name:	J.D. Nichols
	Title:	Chairman of the Board

Dated: September 12, 2012	J.D. Nichols Irrevocable Trust for My Daughters

	By:	/s/ Gregory A. Wells
	Name:	Gregory A. Wells
	Title:	Trustee

Dated: September 12, 2012	J.D. Nichols Irrevocable Trust for My Grandchildren

	By:	/s/ Gregory A. Wells
	Name:	Gregory A. Wells
	Title:	Trustee